# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Innovative Eyewear, Inc.
12000 Biscayne Bl Ste 216
North Miami, FL 33181
lucyd.co

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Innovative Eyewear, Inc.
**Address:** 12000 Biscayne Bl Ste 216, North Miami, FL 33181
**State of Incorporation:** FL
**Date Incorporated:** August 15, 2019

## Terms:

### Equity

**Offering Minimum:** $10,000.00 | 10,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 1,070,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.00
**Minimum Investment Amount (per investor):** $100.00

*\*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**COVID Relief**

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days.**

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

### Perks\* and Investment Incentives

**All Investors Club:**

Access to exclusive investor group on Whatsapp.

Ongoing 10% discount on Lucyd frames and lenses through December 31st, 2021.

Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase Lucyd eyewear.

<u>Early Bird</u>

These discounts are in addition to the volume tiers.

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

<u>Volume</u>

$500 (Free pair of Lucyd Lyte Bluetooth designer glasses)

$5,000+ (Lucyd Lyte + 10% bonus shares)

$20,000+ (Lucyd Lyte + 15% bonus shares)

$50,000+ (Two pairs of Lucyd Lyte + free entry into any new beta smartglass programs + 25% bonus shares + preferred access to team management)

*All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Innovative Eyewear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Innovative Eyewear Inc is a developer and retailer of cutting-edge tech eyewear. We design and provide smartglasses enhanced with tech features such as built-in Bluetooth audio connectivity, phone control buttons and instant AI voice assistant access. The Innovative Eyewear team previously developed the first prescription smartglasses. Additionally, we are now developing a software app to enhance our eyewear with additional features, and build a completely new voice-based web interface.

Tekcapital Plc is a university technology developer that owns Tekcapital Europe Ltd. Tekcapital Europe Ltd formed Lucyd Ltd, the holding company of Innovative Eyewear, Inc. Tekcapital Europe Ltd wholly owns Lucyd Ltd, and Lucyd Ltd owns 100% of Innovative Eyewear. Lucyd Ltd formed Lucyd PTE Ltd to develop the tech eyewear business in Asia. Please see org chart provided separately. Tekcapital Plc directly provides Lucyd Ltd with some management services, including office space, personnel support, IP management and general advisory services. Tekcapital Plc has provided seed funding to Lucyd Ltd. Lucyd Ltd granted the exlcusive license to all of its IP to Innovative Eyewear Inc, for the purpose of growing the US teche eyewear business.

Innovative Eyewear Inc owns the exclusive license to all Lucyd IP, which consists of the 20 pending patent applications, these domains: Lucyd.co, Lucyd.net, Lucyd.eu, Vyrb.co, Vyrb.net, Lucyd's working inventory of smart and standard frames, Lucyd name and slogan trademarks, and pending Vyrb app trademark. The license is paid up, and provides exlcusive worldwide rights for the life of the IP. No future payments for the IP rights are required to be provided to Lucyd Ltd, as per this agreement.

Innovative Eyewear Inc is operated from Miami, FL. The team consists of the following individuals, all of whom are in Miami with the exception of Richard Sherman, who works remotely:
Harrison Gross-CEO, cofounder
David Cohen-CTO, cofounder
Konrad Dabrowski, CPA-CFO, cofounder
Felix Sanchez-Community Manager
Richard Sherman-Brand Officer

### Competitors and Industry

Tech eyewear is still a relatively virgin field, with many failed projects and few serious remaining players. Our main competitors are higher-priced products such as the Bose and Zungle music sunglasses. To the best of our knowledge, no competitor offers a product of our quality in our price range, let alone with the option to add prescription lenses for a minimal fee ($35). Adding a prescription to a Bose frame is an additional $125, on top of the frame already costing twice what our current model does.

### Current Stage and Roadmap

Innovative Eyewear Inc has been selling smart frames under the Lucyd brand since April 1 2020. The Lucyd eShop has over 3,000 previous customers across its sales channels. Additionally, we have an email subscriber count of 7,500.

In 2020 we are planning to launch two exciting new products, Lucyd Lyte smartglasses and the Vyrb vocal media app. The Lucyd Lyte line is expected to launch in September 2020 following successful completion of the crowdfund. Lyte is in the working prototype stage, we are currently evaluating frontplate designs, and the electronic engineering is completed. We plan to sell the Lyte on our existing channels and launch it into distribution in brick-and-mortar and online optical stores and sporting goods outlets.

The Vyrb app is expected to enter open beta in December 2020. Vyrb is currently in the programming stage of development. All features have been determined and designed, including the full user experience, and relevant IP has been applied for (utility patent and trademark). The Vyrb app will be available for iOS and Android.

Innovative Eyewear is currently selling the following products developed by our team:
Lucyd Loud Youth smart frames
Lucyd Loud 2020 smart frames
Sherman Shades tech-enhanced sunglasses
Prescription lenses for the above

## The Team

### Officers and Directors

**Name:** Harrison Gross

Harrison Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Cofounder
  **Dates of Service:** March 26, 2020 - Present
  **Responsibilities:** Director, executive manager/. Salary is $42,000 per year. Options equal to 10% of the company's shares awarded previously.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  **Title:** Media Manager
  **Dates of Service:** November 15, 2015 - Present
  **Responsibilities:** Overseeing and creating content.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  **Title:** CEO, previously Media Lead
  **Dates of Service:** April 27, 2018 - March 26, 2020
  **Responsibilities:** Main operational oversight, team management, product and customer experience development.

**Name:** Konrad Dabrowski, CPA

Konrad Dabrowski, CPA's current primary role is with Tekcapital LLC. Konrad Dabrowski, CPA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO, Acting Secretary & Cofounder
  **Dates of Service:** March 26, 2020 - Present
  **Responsibilities:** Financial controller, business development. Salary $24,000 per year.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  **Title:** Group Financial Controller
  **Dates of Service:** June 26, 2017 - Present
  **Responsibilities:** Audit review, accounting, regulatory oversight.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  **Title:** Finance Lead
  **Dates of Service:** April 27, 2018 - March 26, 2020
  **Responsibilities:** Accounting, business development, investor relations.

Other business experience in the past three years:

- **Employer:** Salarius Ltd
  **Title:** CFO
  **Dates of Service:** August 01, 2018 - Present
  **Responsibilities:** Financial manager, accounting, IR

**Name:** David Eric Cohen

David Eric Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Cofounder
  **Dates of Service:** March 26, 2020 - Present
  **Responsibilities:** Technology manager, IT manager, web and app development. Salary $42,000 per year.

Other business experience in the past three years:

- **Employer:** Emaze Design
  **Title:** Freelance Web Designer
  **Dates of Service:** August 01, 2008 - Present
  **Responsibilities:** Web and App Development

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  **Title:** Software Lead
  **Dates of Service:** April 27, 2018 - March 26, 2020
  **Responsibilities:** Designing and maintaining IT systems, web development, customer experience.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### *The transferability of the Securities you are buying is limited*

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### *Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### *Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### *Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### *Projections: Forward Looking Information*

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Lucyd Lyte frame, and have experience with previous products in this category. Delays or cost overruns in the development of our Lucyd Lyte frame and Vyrb app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Additionally, smart eyewear is still a new and volatile market. Major disruptions such as a smartglass product from a blue chip company like Apple can disrupt our business model significantly. However, this risk is somewhat mitigated by two factors, our price point is very low compared to most other smart eyewear, and we provide an extremely high degree of lens customization at a very low price as well. There is yet to emerge a true market leader in any smart eyewear category, which presents both an opportunity and a risk to our company, because the sector is much more undefined and uncertain compared to standard glasses and headphones, for example. In addition, the eyewear industry is highly competitive and comprised of extremely well-funded major companies, which, if they decide to embark on smart eyewear development, would provide significant challenges in reaching market acceptance of our product, in light of their brand and marketing strength.

### Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### *Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### *We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### *We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lucyd eyewear and the Vyrb app are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### *We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its exclusive license to the Lucyd IP portfolio. The Company has licensed over 20 pending patent applications, as well as trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### *We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its licensed intellectual property. The Company's exclusive license to pending patent applications may not be granted, and if granted, may not be covered in all jurisdictions the Company may seek to sell its products. We believe one of the most valuable components of the Company is our licensed intellectual property. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. Most of our hardware is manufactured overseas, so additional tariffs on imports can affect our business.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### *Statement of Risk Factors*

Investing in the Securities involves a high degree of risk. The risk factors and all other information disclosed in this subscription agreement must be carefully considered before making an investment decision regarding the Securities. One or more of these risk factors could cause a loss of part or all funds invested in the Securities. The Company may not be able to create the products or produce the inventory is estimates it will need to launch the business and prove its business concept. The Company may not be able to create the products or produce the inventory necessary to prove its business concept. In such a case, anticipated benefit of equity ownership would not occur. The Company may not raise sufficient funds to properly fund the business. The Company may not raise funds sufficient properly fund the business and as such the business prospects may be significantly reduced. The Company is recently formed and has not operating history and modest revenues. The Company was only recently formed and has a very short operating history and has generated modest revenues. There is no assurance that the Company can generate revenues or sell any of its new anticipated products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case the Investors' shares may not be valuable. Estimated expenses may exceed the projected seed capital needs. The Company has estimated the cost of certain expenses required to fund its seed capital needs which will allow it to conduct its business. If expenses exceed those projected, the business development may may be delayed or hampered which would negatively impact the value of the equity. The Company is thinly capitalized and may not raise suffuiciuent capital to attain critical mass and ensure on-going operations. The Company's working capital will consist of the funds secured from the sale of equity. If expenses and anticipated uses of these funds exceed those anticipated by the Company there may be insufficient funds to properly operate and scale the Company, in which case share value will be negatively affected. Highly compeittive market. The markets that the Company seekd to work in are highly competitive and the entrenched incumbents have significantly larger resources than the Company. As such, the Company may not be successful in competing with companies in the eyewear, hearable and digital assistant sectors respectively. THE COMPANY IS OFFERING THE SECURITIES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THESE SECURITIES WHEN ISSUED WILL BE RESTRICTED SECURITIES AND GENERALY MUST BE HELD INDEFINATELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. Investment in the Securities involves complex tax consequences; no tax opinion has been secured. The tax consequences related to an investment in the Convertible Notes is complex and may involve the application of United States, state and local taxes. There has been no tax opinion secured related to the taxation of the Limited Partnership Units or any other advice or counsel for the investors. INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX AND FINANCIAL ADVISORS CONCERNING THE TAX CONSEQUENCES OR TO SECURE THEIR OWN TAX OPINIONS. Conclusion. GENERALLY, IN ADDITION TO THE ABOVE RISKS, EARLY STAGE BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT. THE INVESTORS CONSIDERING THESE SECURITIES ARE ADVISED TO SEEK LEGAL, TAX AND FINANCIAL COUNSEL PRIOR TO PARTICIPATING IN THE INVESTMENT POGRAM.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Lucyd Ltd | 3,750,000 | Common Stock | 100.0 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

#### *Common Stock*

The amount of security authorized is 10,000,000 with a total of 3,750,000 outstanding.

#### *Voting Rights*

Pari passou - 1 vote per share.

#### *Material Rights*

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 3,750,000
  **Use of proceeds:** Lucyd Ltd received its shares in Innovative Eyewear Inc. in exchange for providing the exclusive license to its IP and Lucyd inventory.
  **Date:** March 26, 2020
  **Offering exemption relied upon:** Foundational shares

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

The business is generating revenue already. Parent company support is available to support the business if needed. Our cash burn is low relative to most startups, we get free office space from parent company, small recurring costs to operate main sales channels on Shopify and Amazon, relatively low inventory costs.

**Foreseeable major expenses based on projections:**

Major expenses will relate to development of the Vyrb app beta version, sales & marketing for the new Lucyd glasses. Vyrb is projected to cost approximately $100,000 to develop the basic app, with necessary updates and marketing costs adding to this over time. An additional $50,000 will be set aside for Vyrb marketing.

The Lyte is further along in development, and will require an initial inventory cost of approximately $40,000, plus the same amount or more for initial marketing. There is an additional expected cost of $10,000 to develop new front styles. The Lyte is expected to launch worldwide in September 2020, and the Vyrb app to begin its open beta in December 2020.

**Future operational challenges:**

Inherent to the nature of a startup, the commercial success will rely on the strength and experience of our sales force and the team's ability to deliver unique, new value to the market. No major operational challenges have been identified at this time, but perhaps the most difficult is finding suitable salespeople who are familiar with both eyewear and the electronics industry, as our product line is a crossover between the two. Another challenge lies in getting the entrenched standard eyewear industry to adopt smart frames into their product lines.

To-date we have sold Lucyd products to over 3,000 customers, primarily on our own eShop and Amazon. We have had difficulty getting our older products into distribution because the form factor did not align with indsutry expectations of optical-grade eyewear. This issue will likely be solved with the upcoming Lyte product which is truly in a spectacle format. We believe with this new product line, we will be able to enter brick-and-mortar and online distribution with optical shops and sporting goods retailers, before the end of 2020, provided the market is still not too adversely affected by the Covid crisis. Although we believe we can continue building a robust direct-to-consumer business, we also believe that getting into larger distribution with established optical and sporting retailers will bring our smart frame revenue to a level otherwise unachievable.

For the Vyrb app, we hope to begin introducing it to our large community as our first users by the end of the year. From there, our first target is to amass 10,000 daily users of the app. With this amount of traffic we will begin to collect substantial ad and in-app purchase revenue from the app. Since the app is a useful tool for enhancing the extremely popular Facebook and Twitter platforms, if we can capture only a small percentage of those relevant userbases, we will have a successful app.

Additionally, it is challenging to build vibrant brand awareness on a modest budget. We are hoping to overcome this social media outreach, via our well-known brand ambassador and by leveraging retail distribution outlets both online and traditional. The hardware development of our next frame is near complete, with Vyrb app development ongoing.

A final consideration is having sufficient capital for iterative product development and production runs. It is our belief that a successful crowdfund will help ameliorate this risk factor.

**Future challenges related to capital resources:**

Any potential future disruptions in capital markets/overall uncertainty related to global economic climate. A major company releasing a competing product may actually be a benefit, as it further legitimizes the product category. For example, we have had many customers come to us after finding out about the Bose Frames and then looking for a less expensive alternative (this is attested to in our Amazon reviews on the Loud 2020).

**Future milestones and events:**

Our upcoming milestones include:

- Acquiring a high number of (or a few very large) key accounts to carry our frames in their physical and online stores.

- Reaching a large number of daily users on the Vyrb app.

- Potentially out-licensing parts of our patent portfolio.

- Out-licensing the Lucyd brand to create localized eShops in other countries.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The company's sales cover approximately 25% of the company's cash flows at the moment.

Shareholder loans of $180,000 are available to the company.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The company has funds for day to day operations/working capital rate, however intends to utilize the campaign proceeds to launch its new improved product and develop the Vyrb app. Campaign resources are also essential to placement of the product at optics stores and sales efforts.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The campaign funds are needed to introduce a novel product to the marketplace and accelerate brand awareness as well as sales efforts. The company remains viable, however the campaign is anticipated to accelerate company's growth curve.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

12 plus months, considering support from the parent company.

This is primarily based on limited payroll costs ($15k-$20k per month) and costs of coordinating eyewear sales.

**How long will you be able to operate the company if you raise your maximum funding goal?**

18+ months at minimum, with sales projected to increase as we release our new frame collection, our first in a standard optical form factor.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The business wants to reach certain milestones including meeting sales quotas, and growing the Vyrb app user base, which will enable it to proceed with additional funding rounds more easily. The more people that we can get in our product ecosystem, the more potential built-in investment audience we have.

## Indebtedness

- **Creditor:** Tekcapital Plc
  **Amount Owed:** $12,522.23
  **Interest Rate:** 10.0%
  **Maturity Date:** November 30, 2021

## Related Party Transactions

- **Name of Entity:** Tekcapital Plc
  **Names of 20% owners:** Tekcapital Plc is a Public UK company with no 20%+ ownership.
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** Inter-company loan of $12,552 to Innovative Eyewear Inc, repayable to Tekcapital Plc.
  **Material Terms:** Seed loan, flexible due date.

## Valuation

**Pre-Money Valuation:** $3,750,000.00

**Valuation Details:**

Our valuation was set by the Company internally, without without a formal-third party independent evaluation, based on a combination of the IP portfolio licensed from Lucyd (20 patents, the Lucyd eShop, brand and trademarks), the management expertise, the brand ambassador contract with NFL star Richard Sherman, to-date sales and is consistent with other early-stage company valuations. The valuation is consistent with many early stage valuations, as seen at this link https://pitchbook.com/blog/median-angel-and-seed-deal-size-will-continue-to-climb. We set our evaluation at approximately half that of the average US early stage company, despite having a significant IP position, a nationally-recognized brand ambassador, and an exsiting ecommerce presence.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  We will use the proceeds to further develop the Lucyd Lyte product and prepare it for market.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*

28.5%

This portion of proceeds will apply to development of the Lucyd Lyte smart frame as well as the Vyrb mobile app. It will allow us to test and build more prototypes of Lucyd Lyte, release it in Q3, and develop the Vyrb app to completion for a projected release of December 2020.

- *Marketing*
24.0%
This portion of the proceeds will be applied to viral online marketing, including promoted contests, Amazon ads, and boosted Youtube videos. This will help spread the message about our cutting-edge eyewear and the Vyrb app.

- *Inventory*
10.0%
This portion of the proceeds will be reserved for purchasing our new frames in bulk. Although we always beta test our products in small batches first, ordering in bulk allows us to offer the lowest possible price to our customers.

- *Working Capital*
5.0%
This portion of the proceeds will go to our vendors and operational platforms, which we use to run Innovative Eyewear efficiently.

- *Company Employment*
29.0%
This portion will go to payroll for employees and advisors of the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lucyd.co (lucyd.co/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/innoeye

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Innovative Eyewear, Inc.**

*[See attached]*

# INNOVATIVE EYEWEAR, INC.

*(a Florida corporation)*

Financial Statements (Unaudited)

For the inception period of August 15, 2019 through December 31, 2019 and the

five-month period from January 1, 2020 through May 31, 2020



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

June 19, 2020

To:     Board of Directors, INNOVATIVE EYEWEAR, INC.

Re:     2019 (inception) / May 31, 2020 Financial Statement Review

We have reviewed the accompanying financial statements of INNOVATIVE EYEWEAR, INC. (the "Company") (formerly known as Innovative Eyewear LLC), which comprise the balance sheets as of December 31, 2019 and May 31, 2020, and the related statements of income, owners' equity/deficit and cash flows for the inception period of August 15, 2019 through December 31, 2019 and the five-month period from January 1, 2020 through May 31, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern.  The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern.  Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**INNOVATIVE EYEWEAR, INC.**
**BALANCE SHEETS**
**As of December 31, 2019 and May 31, 2020**
**See Accountant's Review Report and Notes to the Financial Statements**
(UNAUDITED)

|  | May 31, 2020 | December 31, 2019 |
|---|---|---|
| **TOTAL ASSETS** |  |  |
| Current Assets |  |  |
| Cash and cash equivalents | $ 13,326 | $ 0 |
| Inventory | 60,112 | 0 |
| Total Current Assets | 73,438 | 0 |
|  |  |  |
| Non-Current Assets |  |  |
| Intangibles, net of accumulated amortization | 335,031 | 0 |
| **TOTAL ASSETS** | **$ 408,469** | **$ 0** |
|  |  |  |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** |  |  |
| Liabilities |  |  |
| Current Liabilities |  |  |
| Accounts payable | $ 285 | $ 0 |
| Intercompany payable | 12,522 | 0 |
| Total Current Liabilities | 12,807 | 0 |
|  |  |  |
| Non-Current Liabilities |  |  |
| None | 0 | 0 |
|  |  |  |
| **TOTAL LIABILITIES** | **12,807** | **0** |
|  |  |  |
| Shareholders' Equity |  |  |
| Common stock (10,000,000 shares authorized, 3,750,000 shares issued and outstanding) | 37,500 | 0 |
| Additional paid-in capital | 395,143 | 0 |
| Accumulated deficit | (36,981) | 0 |
| **TOTAL SHAREHOLDERS' EQUITY** | **395,662** | **0** |
|  |  |  |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 408,469** | **$ 0** |

**INNOVATIVE EYEWEAR, INC.**
**STATEMENT OF OPERATIONS**
**For the period August 15, 2019 (inception) through December 31, 2019**
**And the five-month period of January 1, 2020 through May 31, 2020**
**See Accountant's Review Report and Notes to the Financial Statements**
(UNAUDITED)

| | January 1, 2020 - May 31, 2020 | 2019 (inception) |
|---|---|---|
| Revenues, net | $ 20,790 | $ 0 |
| Less: Cost of Goods Sold | 9,034 | 0 |
| Gross profit | 11,757 | 0 |
| | | |
| Operating Expenses: | | |
| General and administrative | 31,724 | 0 |
| Sales and marketing | 13,060 | 0 |
| Total Operating Expenses | 44,784 | 0 |
| | | |
| Other Income/(Loss): | | |
| Amortization expense | (3,954) | 0 |
| | | |
| Net Income (Loss) | $ (36,981) | 0 |
| | | |
| | | |
| Earnings per share, basic | $ (0.00) | $ 0.00 |
| Earnings per share, diluted | $ (0.00) | $ 0.00 |

## INNOVATIVE EYEWEAR, INC.
### STATEMENT OF OWNERS' CAPITAL
**For the period August 15, 2019 (inception) through December 31, 2019**
**And the five-month period of January 1, 2020 through May 31, 2020**
**See Accountant's Review Report and Notes to the Financial Statements**
(UNAUDITED)

| | Common Stock (LLC Units until March 26, 2020) | | Additional Paid-in Capital | Accumulated Equity (Deficit) | Total Shareholders' Capital (Deficit) |
|---|---|---|---|---|---|
| | # Shares | Amount | | | |
| Beginning balance as of August 15, 2019 | 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Net income/loss | | | | 0 | 0 |
| Balance as of December 31, 2019 | 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| *Conversion from limited liability company to corporation on March 26, 2020* | | | | | |
| Initial share issuances to founders | 3,750,000 | 37,500 | | | 37,500 |
| Capital contribution | | | 395,143 | | 395,143 |
| Net loss | | | | (36,981) | (36,981) |
| Ending balance as of May 31, 2020 | 3,750,000 | $ 37,500 | $ 395,143 | $ (36,981) | $ 395,662 |

**INNOVATIVE EYEWEAR, INC.**
**STATEMENT OF OWNERS' CAPITAL**
**For the period August 15, 2019 (inception) through December 31, 2019**
**And the five-month period of January 1, 2020 through May 31, 2020**
**See Accountant's Review Report and Notes to the Financial Statements**

(UNAUDITED)

| | January 1, 2020 - May 31, 2020 | 2019 (inception) |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income (Loss) | $ (36,981) | $ 0 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase (Decrease) in accounts payable | 285 | 0 |
| Increase (Decrease) in current intercompany payable | 12,522 | 0 |
| Net Cash Used In Operating Activities | (24,174) | 0 |
| | | |
| **Cash Flows From Investing Activities** | | |
| None | 0 | 0 |
| Net Cash Used In Investing Activities | 0 | 0 |
| | | |
| **Cash Flows From Financing Activities** | | |
| Issuance of common stock | 37,500 | 0 |
| Net Cash Provided By Financing Activities | 37,500 | 0 |
| | | |
| Net Change In Cash | $ 13,326 | 0 |
| | | |
| Cash at Beginning of Period | 0 | 0 |
| Cash at End of Period | $ 13,326 | 0 |
| | | |
| Significant Non-Cash Transaction | | |
| Capital contribution of net intangible assets | $ 335,031 | 0 |
| Capital contribution of inventory | $ 60,112 | 0 |

**INNOVATIVE EYEWEAR, INC.**
**NOTES TO THE FINANCIAL STATEMENTS**
**For the period August 15, 2019 (inception) through December 31, 2019**
**And the five-month period of January 1, 2020 through May 31, 2020**
**See Accountant's Review Report**
(UNAUDITED)

## NOTE 1 - NATURE OF OPERATIONS

INNOVATIVE EYEWEAR, INC. (f/k/a Innovative Eyewear LLC) ("the Company") is a corporation organized under the laws of the State of Florida. The Company provides smart eyewear with audio capabilities.

Since inception, the Company has little commercial activity with funding being provided from its shareholder to cover costs and acquire intangible assets. As of May 31, 2020, the Company has little working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. The Company also has availability, but not the contractual right, to additional intercompany financing from its parent company, Lucyd Ltd. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed as a limited liability company in Florida on August 15, 2019 but had no economic or commercial activity until March 26, 2020 when the Company was converted from a limited liability company to a corporation under Florida law.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of May 31, 2020, the Company is operating as a going concern. See Notes 1 and 3 for additional information.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of May 31, 2020, the

Company had a cash balance of $13,326.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of May 31, 2020, the Company had no accounts receivable.

*Sales Taxes*
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

*Property and Equipment*
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of May 31, 2020 the Company had acquired $335,031 net book value of intangible assets in a capital contribution from its shareholder.

*Fair Value Measurements*
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

*Income Taxes*
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

*Revenue Recognition*
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue upon delivery of its hardware products to end customers.

*Shipping and Handling*
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*Earnings/loss per share*
The Company presents earnings and loss per share data by calculating the quotient of earnings/(loss) ($36,981 net loss) and loss divided by the number of common shares outstanding (3,750,000 common shares as of May 31, 2020) as required by ASC 260-10-50. As of May 31, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

*Sales and Marketing Expenses*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.


## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company recently began operation as of May 31, 2020.  The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.


## NOTE 4 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes.  The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.


## NOTE 5 – COMMITMENTS AND CONTINGENCIES

*Legal Matters*
The Company is not currently involved in or aware of threats of any litigation.


## NOTE 6 – SHAREHOLDERS' EQUITY

*Conversion to Corporation*
On March 26, 2020, the Company converted from a limited liability company into a corporation.  The Company had not issued LLC units nor had any commercial activity prior to the conversion.

*Single Class of Common Stock*
After converting to a corporation, the Company has authorized 10,000,000 shares of common stock.  The Company has a single class of common stock as of May 31, 2020 and had issued 3,750,000 shares to its sole shareholder.  The Company received $37,500 in cash for the shares.

The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $335,031 net book value of trademark and license costs.  Additionally, the Company received $60,112 of inventory.  These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

**NOTE 7 – RELATED PARTY TRANSACTIONS**

*Related-Party Licensing Agreement*
As described in Note 6, above, the Company, received a capital contribution from its sole shareholder.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

**NOTE 8 – SUBSEQUENT EVENTS**

*Anticipated Crowdfunded Offering*
The Company anticipates offering (the "Crowdfunded Offering") common stock for up to $1,070,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made StartEngine, a FINRA-approved Regulation CF funding portal (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering.

*Management's Evaluation*
Management has evaluated subsequent events through June 19, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*



start engine

Start Investing | Get Funding | Trade NEW | Blog | Sign In

# Innovative Eyewear, Inc.

Prescription Smartglasses with Voice-controlled Social Media App



eadphones + Rx glasses
OGETHER AT LAST.

Website · North Miami, FL · ELECTRONICS

**$438,786** raised

| | |
|---|---|
| **1,847** Investors | **$3.75M** Valuation |
| **$1.00** Price per Share | **$100.00** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$1.07M** Offering Max | **Reg CF** Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Innovative Eyewear produces beautiful, affordable glasses with Bluetooth capabilities. Our flagship Lucyd® e-glasses enable the wearer to listen to music, talk on the phone, and use voice assistants to perform many common mobile functions handsfree. Additionally, we are developing a voice-controlled app called Vyrb™, which will allow eyeglass wearers to listen and respond to social media posts with their voice, without looking at their smartphones. Our smart eyewear acts like headphones and glasses in one, bringing vision correction and protection together with digital connectivity and clear audio, and offers a safer solution for listening to music outdoors compared to in-ear headphones.

Overview | Team | Terms | Updates 37 | Comments | Follow

# Reasons to Invest

- Launching Bluetooth prescription glasses that match the fit and finish of designer eyewear, costing the same as regular glasses to enable mass market adoption. Strong intellectual property position with exclusive rights to 21 total pending patents, including four utility patents and 17 design patents.
- Developing a breakthrough new app called Vyrb which will enable voice posting

## Rewards

Get rewarded for investing more int
Eyewear, Inc.:

**$100+**
**Investment**
**StartEngine Owner's Bor**

to social media platforms such as Twitter and Facebook with the glasses.

- Three-year exclusive brand ambassador contract with NFL star Richard Sherman, Super Bowl Champion. Richard Sherman was previously a brand ambassador for Beats headphones, which was acquired by Apple.

## "Upgrade Your Eyewear®"

OUR STORY

# Creating a seamless experience between eyewear and your digital life

Innovative Eyewear was established to upgrade the world's glasses, by producing fashionable and affordable prescription frames with Bluetooth features, enabling the wearer to both correct their vision and be connected with their digital life. Our team was the first to develop Bluetooth prescription glasses two years ago, and we continue to develop, manufacture and sell them around the world.


play music.
take calls.
use Siri®.

Innovative Eyewear's mission is to make a new generation of Bluetooth glasses, that are indistinguishable from high fashion eyewear in looks and price, and provide the ability to perform many smartphone functions using just your voice. We offer a unique combination of prescription, wearable utility, safer mobile computing, and fashion at a great price. Previously, under the Lucyd brand, our team was the first to deliver prescription Bluetooth eyewear, and one of the first to produce a line of Bluetooth eyewear in an expansive line of 10 fashionable patterns.

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

**$100+**
**Investment**
### All Investors Club:
Access to exclusive investor group Whatsapp. Ongoing 10% discount Lucyd frames and lenses through December 31st, 2021. Affiliate prog Legend Membership. Share Lucyd your network and receive a booste cash bonus when they purchase

**$500+**
**Investment**
### First Volume Tier
$500 (Free pair of Lucyd Lyte Bluet designer glasses)

**$5,000+**
**Investment**
### Second Volume Tier
$5,000+ (Lucyd Lyte + 10% bonus s

**$20,000+**
**Investment**
### Third Volume Tier
$20,000+ (Lucyd Lyte + 15% bonus shares)

**$50,000+**
**Investment**
### Fourth Volume Tier
$50,000+ (Two pairs of Lucyd Lyte - entry into any new beta smartglas programs + 25% bonus shares + preferred access to team manage

Our team first entered the smart eyewear industry in 2017, when we founded Lucyd Ltd. We began conducting research projects into smart eyewear that year, and came out with our first product, the Lucyd Loud 1.0 glass, in 2018. Now in 2020, we have formed Innovative Eyewear Inc to begin expanding our business in the US. To help with this and consolidate our operations, we licensed our IP portfolio from Lucyd Ltd to Innovative Eyewear.



THE PROBLEM

## Hands-free technology is expensive, and handheld devices present a safety hazard to pedestrians and cyclists

The number of devices with voice assistant capabilities has risen meteorically to 3.25 billion units, indicating a need for users to be able to more freely access voice AIs. Consumers are looking for tech-enhanced glasses, similar to the preference for smartwatches versus traditional timepieces, but few if any tech eyewear products exist which fully address the needs of prescription glass wearers while enabling smart functions and being affordable, comfortable for all-day wear, and attractive.





Having developed a dependence on smartphones for information, people constantly focus their attention on their screens, thus distracted from their surroundings. Pedestrian fatalities increased by 60% from 2009 to 2018, due in large part to the widespread use of smartphones by drivers and pedestrians alike.



**THE SOLUTION**

# Comfortable, affordable smartglasses that seamlessly integrate your eyewear with your digital life

We have set out to enable eyeglass and sunglass wearers to interact with AI voice assistants and social media handsfree, thereby improving the safety and convenience of accessing digital information and apps. Our eyewear provides glasses and a bluetooth headset in one unit.





We are developing a new form factor for Bluetooth eyewear that looks like fashionable optical glasses, but also enables useful smart features when connected to your phone, smartwatch or computer. We've created a line of comfortable and affordable smartglasses that add tech capabilities without sacrificing anything from a typical eyewear experience. We are going to enhance those capabilities with an app called Vyrb, that will expand the power of voice assistants.



TOUCH CONTROLS
USE SIRI, ANSWER CALLS & MORE
STABLE BLUETOOTH 5.0
WORKS WITH PHONE & SMARTWATCHES
5 HOUR BATTERY
SO YOU CAN GET LOUD ALL DAY
POLARIZED UV400 LENS
RX LENSES AVAILABLE FOR JUST $35
HI-FI AUDIO FRAMES
CRISP SOUND FOR MUSIC & CALLS
lucyd lyte

Innovative design
at a great price
Lucyd Loud combines the best features
of headphones and eyewear in one
PLAY MUSIC
MAKE CALLS
USE APPS







OUR TRACTION

## Exclusive partnerships and a first-to-market advantage

In March 2020, Innovative Eyewear, Inc. acquired the exclusive license to use the Lucyd IP, eShop and brand. Lucyd has developed and sold over 2,000 pairs of

Bluetooth eyewear during the past three years, and launched three different product lines. We've secured a **three-year brand ambassador contract with NFL star Richard Sherman** to help build awareness for our product.


"It's innovation, with a clear vision."
RICHARD SHERMAN
LUCYD BRAND AMBASSADOR & SUPER BOWL XLVIII CHAMPION
lucyd
upgrade your eyewear

We have the exclusive license to **four utility patent applications** and **seventeen design patents** from Lucyd Ltd that we believe provide a strong competitive advantage in the tech eyewear space:

- A mobile application that provides methods for organizing and prioritizing wireless connections, including the flow of audiovisual information among multiple connected devices.
- A mobile application called Vyrb™, which enables the user to engage with social media using their voice, and program specific keywords to activate data retrieval and other automated actions via their mobile device's voice assistant
- Glasses-as-a-Service™ is made of two hardware patents that describe modular Bluetooth eyewear with user-replaceable frontplates, enabling the wearer to change the look and lens function at a low cost compared to buying a whole new smartglass.
- Design patents adding additional protections to our Loud Youth line and our Glasses-as-a-Service™ IP.

**Bluetooth Prioritizer App**

This patent covers managing input/output across multiple devices, like your smarthome, watch and glasses.

**Vyrb Mobile App**

Software utility patent covering voice control features of Vyrb

**Glasses-as-a-Service**

The first hardware patent for interchangeable-parts Bluetooth glasses

## BETA TESTER FEEDBACK

## As a community-powered company, user feedback drives our product improvements and line expansions. We've already begun to collect feedback on Lucyd Lyte. To see all of our reviews so far, please visit the Lyte Amazon page.

CHAD GAINOR
*"For starters, I am no stranger to sound glasses—I have owned 3 versions from Lucyd as well as Bose Frames. This is the first pair that looks like normal glasses. The arms are slim and the glasses themselves are not noticeably heavier than regular glasses."*

ALEX BARANSKY
*"These glasses are PERFECT for riding and have transformed my exercise routine. I'm able to listen to music but still be aware of cars and people around me, which is an absolute game changer. I don't go riding without these anymore."*

DEREK CARMAN
*"It really is so hard to comprehend how effective and luxurious the glasses feel for the price. As someone who imagined my Lucyd shades best on the golf course, I enjoyed them just as much strolling along downtown."*

CHRISTINE GULSARAN
*"It makes things so much more convenient for me. I don't have to worry about losing my headphones or charging my wireless ones. The price is also way more affordable than at my optometrist's office."*

## ALL-STAR AMBASSADOR


lucyd
upgrade your eyewear
headphones
+
Rx glasses
TOGETHER



*Richard Sherman sporting the Lytening model with Blue Light+ lenses*

There are many wearable startups trying to make waves in this exciting new sector. But only one is supported by Richard Sherman, a record-smashing cornerback in the NFL. With our three-year ambassadorship contract, we gain significant exposure to his following of over four million fans across Twitter and Instagram, as well as multiple video shoot opportunities. In 2019, we released a special edition Sherman Shades sunglass set, which included four different variants that introduced unique innovations, including a novel light-reactive blue light glass, a blue light blocking sunglass, and more. Over 2,000 pairs of Sherman Shades were sold on Amazon.

#25 isn't just another athlete–he's a Stanford grad, a tech entrepreneur, and founder of a charity for disadvantaged youth. Since Lucyd e-glasses are not just eyewear, but revolutionary fitness tech, Richard is a natural fit. He reached out to our team in 2018 to get involved in the Lucyd brand, and we never looked back. Watch Richard introduce the new Lucyd Lyte line here.

## THE MARKET

# Innovative Eyewear sits at the intersection of three growing markets

- The current online market for eyewear is US $3.8B. Approximately eight million pairs of prescription eyeglasses were sold online in 2018.
- The market for digital assistants like Siri, Google Voice and Alexa have grown rapidly. There will be an estimated 8 billion digital voice assistants in use by 2023, up from the 2.5 billion assistants in use at the end of 2018.
- The wireless "hearables" market is projected to sell 230 million units in 2020. Sales of "Hearables" garnered $21.2 billion in 2018, and is estimated to reach $92.46 billion by 2026, growing at a CAGR of 17.2% from 2019–2026.




Online
Eyewear
8 Million
pairs a year
Digital
Assistants
2.5 Billion
in use

## HOW WE ARE DIFFERENT

# The smartest glasses for the price

While many companies offer some kind of tech eyewear, very few are suitable for extended wear and are delivered with corrective lenses, which are needed by ⅔ of the population. According to user reviews on Amazon, even fewer are of high quality, or are attractive enough for the fashion conscious buyer. None of our competitors currently offer voice control of social media apps such as Facebook and Twitter. Other smart eyewear products tend to lack touch controls or have imprecise control systems, whereas Lucyd frames have easy and reliable one-touch controls. For example, on Lucyd frames you can adjust volume, skip tracks, use your voice assistant and answer calls with a click.

Comparison Table for Lucyd Lyte and Bose Tenor e-Glasses



| FEATURES | Lucyd Lyte® | Bose Tenor® |
|---|---|---|
| Fit and Finish of Designer Glasses | YES | NO |
| Weight | 1.26 -1.46 oz | 1.76 oz |
| Battery Life | 6.5 Hours Of Music / Talk Time | 5.5 Hours Of Music / Talk Time |
| Lens Selection | Ships Direct with 28 Lens Types | 3rd Party Fulfilled with 27 Lens Types |
| Included Accessories | Wall Adapter, Charging Cable, Cleaning Cloth and Fold Flat Case | Charging Cable, Cleaning Cloth, and Hard Case |
| Single Rx Cost | $35 | $125 |
| Price (MSRP) | $149 | $249 |

**Lucyd.co charges $35 to add a basic prescription. Bose charges $126.*

A leading competitor, Bose® Frames, is in another price category at nearly double the cost of our products, and in our view not as fashionable. The cost to add a prescription to a Bose frame is much more expensive at over $125 extra, while Lucyd frame prescriptions start at $35. The total cost of a Lucyd prescription frame is $155, compared to $326 for Bose. Their product is also in a larger sunglass form factor, while Innovative Eyewear is developing an optical line. Further, none of the competitors offer a proprietary voice-controlled app called Vyrb™ which allows you to listen and post to your social media programs using your voice, without looking at your phone. (Vyrb images are computer generated demo versions. Product is still currently under development.)



**Simulated Vyrb Interfaces**

THE BUSINESS MODEL

# Direct-to-consumer and wholesale sales channels

Innovative Eyewear has two major sales channels, one being ecommerce via the Lucyd eShop, Amazon and Walmart.com, and the other being reseller outreach to retail eyewear and sporting goods establishments. Innovative Eyewear also offers two affiliate platforms for peer-driven sales.

Innovative Eyewear has two levels of margins, one for direct-to-consumer which is higher, and one for wholesale which is more competitive. Our frame margins

are approximately 60% for direct-to-consumer and 38% wholesale. We have an average profit margin of 20% on custom and prescription lenses.


Innovative Eyewear runs an optical eShop with affordable Rx lenses and global shipping, a US Amazon Shop, and affiliate & reseller programs.

**Ecommerce Channel**

lucyd™

amazon

Walmart
Save money. Live better.

**Reseller Outreach**

retail eyewear and sporting goods establishments



**Direct-to-Consumer Margins**

60%

**Wholesale Margins**

38%

**Custom and Prescription Margins**

20%

## THE VISION

THE VISION

# Becoming a pioneer in the tech eyewear industry

As part of our mission to make smart eyewear accessible to the mass market, we are seeking to develop a complete line of Bluetooth eyewear for every size and style preference. When paired with the Vyrb app, Lucyd Eyewear will provide a new, safe and wearable user experience.

We believe that in 5 years, 20% of the online eyewear market will be Bluetooth-enabled frames. As a result of this expanding ecosystem that Innovative Eyewear is helping to pioneer, we are planning to earn a leadership position in the tech eyewear market under the Lucyd brand.



OUR TEAM

# A team with expertise across the eyewear, tech, and online spaces

In addition to being passionate about tech eyewear, the Innovative Eyewear team has a significant background in technology and product commercialization. We are motivated to bring real value to our customers by delivering them a product that is not available from anyone else--smart eyewear in a lean and fashionable form factor, enhanced by cutting-edge mobile applications.

WHY INVEST

## A unique position in multiple growing markets

Innovative Eyewear is well-positioned to develop the first mainstream smartglasses because our team has been in the space for years and understands from a personal and consumer perspective the market drivers for success in this emerging sector. Innovative Eyewear has licensed a large portfolio of IP for a young company, with exclusive rights to 20 pending patents (both design and utility) that create a technology moat in this sector. We are looking for investors to help us continue to push the technology and design of smartglasses forward to create a safer, more comfortable, and affordable experience for those looking to embrace innovation. Help us bring about the future of eyewear. With your investment, we believe we can bring smart eyewear into a lightweight spectacles format suitable for everyone, and launch the exciting Vyrb social media app to bring the voices of the world together.



The Innovative Eyewear team is ready to take e-glasses mainstream.

## In the Press













Forbes iPhone Life TECHPLUTO iMore Cult of Mac GadgetFlow



  

SHOW MORE

# Meet Our Team







## Harrison Gross

CEO, Director & Cofounder

*Harrison's background is in tech marketing and brand development, and he drives the Innovative Eyewear brand story, user experience and product development. Columbia University graduate. He works at Innovative Eyewear full-time, 40+ hours per week. Creator of the Lucyd brand and Vyrb app.*



## David Eric Cohen

CTO & Cofounder

*David's background is in web development and coding. He operates the digital presence of the brand and heads our software development efforts. M.S. in Advanced Technical & Information Systems Management, Hadassah University. B.S. in Computer Technology Management, Academy of Bordeaux.*

*He is employed to grow the Lucyd brand full-time, but also runs a web development consultancy. He spends about 35 hours per week on Innovative Eyewear.*



## Konrad Dabrowski, CPA

CFO, Acting Secretary & Cofounder

*Konrad's experience is in financial management, as an auditor for Deloitte, Accounting Manager for RBI, and Group Financial Controller for Tekcapital plc. M.S. in Finance & Accounting from the Warsaw School of Economics.*

*Roughly half of his time is spent on Innovative Eyewear, and the rest on Tekcapital and Salarius. This would be about 20 hours per week.*













**Calvin Peters**

Ecommerce, Content & Social Growth Manager

*Calvin is a multi-faceted communications professional with over 20+ years of experience in Public Relations, Marketing and Digital Communications. He most recently led PR localization, Digital Communications and Influencer Marketing teams for the Walgreens Boots Alliance; the first global pharmacy-led, health and wellbeing enterprise.*

*His strategy is laser-focused on increasing positive brand sentiment, owning media narratives and overall SOV through PR, Marketing and Digital leadership expanding into the fashion and retail industries for brands such as Lugz Footwear & Apparel and Southpole. He works full time at Innovative Eyewear, 40+ hours per week.*



**Jhanak Karki, MBA**

Community Manager

*Jhanak has over 8 years of experience in customer service, relationship building, negotiations, sales, and marketing management. He also has experience in increasing revenue and spearheading effective sales and market penetration strategies. Jhanak has worked previously for ePay Global. He is employed full time by Innovative Eyewear, 40 hours per week.*



**Richard Sherman**

Brand Ambassador

*Richard is a pro football player and entrepreneur with experience in bringing several new brands to a large audience. Stanford University graduate, Super Bowl XLVIII Champion, NFL Interception Leader 2013.*

*Richard is a current Cornerback for the San Francisco 49ers. Although this takes up most of his time, he is the face of the Lucyd brand and is available as a representative of the company when needed.*

 



**Clifford Gross, Ph.D., MBA**

Ergonomics Advisor

*Dr. Gross is our ergonomics advisor. He has many years of experience in developing ergonomic products that have been successful in the market including the Black & Decker DeWalt cordless professional drill, Logitech ergonomic mouse, Knoll Parachute chair, and more.*

*Dr. Gross is a frequent contributor to the company, offering technology guidance and commercialization support on a daily basis. He spends roughly 10 hours a week on Innovative Eyewear.*



## Offering Summary

| | |
|---|---|
| **Company** : | Innovative Eyewear, Inc. |
| **Corporate Address** : | 12000 Biscayne Bl Ste 216, North Miami, FL 33181 |
| **Offering Minimum** : | $10,000.00 |
| **Offering Maximum** : | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** : | $100.00 |

## Terms

| | |
|---|---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 10,000 |

**Offered** : ~~10,000~~

**Maximum Number of Shares Offered** : 1,070,000

**Price per Share** : $1.00

**Pre-Money Valuation** : $3,750,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**COVID Relief**

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days.**

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<p style="text-align:center"><strong>Perks* and Investment Incentives</strong></p>

**All Investors Club:**

Access to exclusive investor group on Whatsapp.

Ongoing 10% discount on Lucyd frames and lenses through December 31st, 2021.

Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase Lucyd eyewear.

**Early Bird**

These discounts are in addition to the volume tiers.

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares


**Volume**

$500 (Free pair of Lucyd Lyte Bluetooth designer glasses)

$5,000+ (Lucyd Lyte + 10% bonus shares)

$20,000+ (Lucyd Lyte + 15% bonus shares)

$50,000+ (Two pairs of Lucyd Lyte + free entry into any new beta smartglass programs + 25% bonus shares + preferred access to team management)

*All perks occur when the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Innovative Eyewear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

---

Offering Details

Form C Filings

( SHOW MORE )

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

---

## Updates

### Notice of Funds Disbursement

22 hours ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Innovative Eyewear, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Innovative Eyewear, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### Jan 5 Update - Redeem your free Lyte & new team member!

2 days ago

Hello InnoEye investors,

We hope you enjoyed the holidays! We have some exciting news today.

The Lyte glasses have all been manufactured and tested, and are on their way into the country! Take a look at some photos from our factory.





All $500+ investors who contributed before 12/16 should have their code for a free Lyte emailed to them by now, including cumulative investors. If you haven't seen this, contact us. The email was titled: GET YOUR COMPLIMENTARY NEW LUCYD LYTE E-GLASSES NOW! Please use your code now on Lucyd.co. The glasses start shipping next week, but allow extra time for prescription lenses.

In other news, we have just hired a new full time team member, Jhanak Karki! Jhanak is an MBA and experienced account manager and business development professional. We are very excited to bring him on board next week to help manage the community and grow the business! Jhanak has significant ecommerce & client experience, and has previously worked with ePay World.



Thanks again to our amazing investors. We are very excited for the year ahead, and believe the company will be reaching new heights with Lucyd Lyte. Take care!

InnoEye Team

## Important Update: Free Lucyd Lyte Codes Have Been Distributed

9 days ago

Hello to our amazing investors and followers!

Thank you so much for your incredible contributions to one of the first community-owned smartglass companies! We are very pleased to announce that the gift codes for the free Lucyd Lyte frames to our $500 & up investors have been emailed out today. If you contributed $500 or more over the life of the campaign, search for an email titled GET YOUR COMPLIMENTARY NEW LUCYD LYTE E-GLASSES NOW! **Some who have contributed after 12/16/20 will be included in the next round of codes at the end of January, as your investment is still processing.**

This email will contain a unique gift code for you to use on Lucyd.co. Copy it and head to our mainsite, select your Lyte and you're good to go! Enter your code at checkout to make it completely free. **For our investors requiring prescription lenses, or international shipping, simply reply to the code email to have your code updated to the correct amount.** Note that only clear single prescriptions are covered, and there is a small copay of $80 for clear or sunglass lineless bifocal (progressive) lenses. You may also purchase additional lens upgrades and accessories if you wish. We have released a three-pack of purple, red and blue light lenses for all frame styles for just $25, and an extra charging cable for the Lyte for $10.

For those of you without prescription, you should receive your standard sunglass Lyte in the next 10-14 days. For those with prescription, please allow 14-20 days for delivery. The glasses are still in transit via DHL and are expected in less than a week in Miami. To our investors who have not yet reached the $500 mark, it's not too late: you have until our campaign ends to get the free Lyte promotion, and all investments are cumulative towards our bonus tiers.

Thank you to all for your patience with us as we have worked to create what is potentially the first mainstream smart frame. We are honestly surprised and humbled, the kindness and generosity of our community on Startengine has made this all possible. We look forward to upgrading your eyewear! Have a wonderful holiday season!

InnoEye Team

## Dec 21 Update - Featured in Gadget Flow, Testing Underway

17 days ago

Hello InnoEye investors, thanks for following our mission to upgrade the world's eyewear.

We have some awesome news today, as we were featured for a second time inside of two months in leading tech publication, Gadget Flow. Check out the article for some great coverage on your favorite eglasses brand!


lucyd
upgrade your eyewear

*Brand ambassador Richard Sherman rocking the "Lytening" model, outfitted with haze master lenses (40% blue light blocking).*

Finally, our most exciting bit of news–production has FINISHED on the our initial order of 2,000 Lucyd Lytes, and we have begun our new, rigorous quality testing process. This should only take a few more days, and by Dec. 30 we expect to begin shipping Lytes. Investors who contributed $500 or more over the life of the campaign will be contacted starting next week to claim their free pair.

Warm wishes and happy holidays to you all from the InnoEye team. We are so grateful for the opportunity to build this incredible community-owned company with you!

## Notice of Funds Disbursement

20 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Innovative Eyewear, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Innovative Eyewear, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Dec 11 Update - NEW Lucyd Lyte/Bose Frames Comparison Review

27 days ago

Hey InnoEye investors and followers,

Thanks so much for helping us build an amazing community of eyewear fans around the globe.

We are very pleased to share a new objective review of our eglasses, with Youtuber Dave Taylor breaking down the benefits of our glasses in detail. Check out the review and be sure to leave a comment!

Did you get a chance to check out the new face of Lucyd.co? We'd love your feedback! Leave a comment below and let us know what you like and what you would like to see improved. Remember, we are a community-owned business–your opinions matter!

We look forward to contacting $500+ investors towards the end of the month for their free Lyte, keep an eye out around Christmas. Lyte is also available for preorder now at Lucyd.co, and will ship out on Dec. 30th. Have a wonderful holiday season!

InnoEye Team

## Investor discount, new website and Lyte open for preorder!

30 days ago

Hello InnoEye investors and community,

Thanks so much for supporting our company.

In our effort to provide an all-new customer experience to match our next-gen Lucyd Lyte product, we have just launched a new mainsite at Lucyd.co. Check it out and let us know what you think!


lucyd
HOME
SHOP
NEWS
INFO
your Lyte.
your lens.
25+ lens options, including progressive & Transitions.®
UPGRADE NOW

Lucyd Lyte is now available for pre-order, and we are releasing our 10% discount code for all investors. Contact us to receive the code.

For those amazing investors who are eligible for a free Lucyd Lyte for contributing $500 or more over the life of the campaign, we will be reaching out to you on the week of Christmas with a gift

card for getting your pair on Lucyd.co. You will be able to upload or enter your prescription at that time and select your frame.

Finally, some recent investors will have their investments refunded to them because they did not reconfirm their investment after we extended the campaign. If you got a notice about this, no worries–you can rejoin us at any time until the campaign ends.

Thanks for following our mission to upgrade the world's eyewear. Have a great day!

InnoEye Team

---

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Innovative Eyewear, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Innovative Eyewear, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

---

## Innovative Eyewear Reconfirmation Notice - New Investors Please Open

about 1 month ago

Hello InnoEye investors,

This is just a final reminder to reconfirm your investment if you are a new investor who has joined us in the last 2-3 weeks. Please search your inbox for an email with the subject "URGENT: Reconfirm Your Investment Before It Is Cancelled". Then just click the link inside the email to confirm your investment.

This does not apply to investors from earlier than 3 weeks ago. Thank you for your time and supporting the future of eyewear!

InnoEye Team

---

## *IMPORTANT* Dec 1 Update - Reconfirmation and Cyber Week Sale

about 1 month ago

Hello InnoEye investors,

Thanks so much for helping us in our mission to upgrade the world's eyewear. Just a quick note for you today.

We are so thankful for the amazing progress of our campaign, with 1600 investors joining our community so far. Since we have extended our campaign to the end of February, **recent investors from the last 3 weeks will need to reconfirm their investment.** Please search for an email from Startengine with the title **"URGENT: Reconfirm Your Investment Before It Is Cancelled"**, and click the link in that email to reconfirm your investment. If you don't do this, your investment may be reversed. Previous investors from earlier than 3 weeks ago do not need to do this.

One more thing, we are clearing our old inventory to make room for the Lyte, so we are offering a massive 50% OFF shopwide at Lucyd.co till Wednesday at 11:59 PM EST. This promo applies to both frames and lens upgrades, so it's an excellent opportunity to pick up an Rx or fashion frame at a great price. Use code BLACKFRIDAY at checkout on Lucyd.co to get this awesome deal!

Thanks all!
InnoEye Team

SHOW MORE UPDATES

Comments (149 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

**Richard Hadley** 4 INVESTMENTS INVESTED a day ago
Hello,
This is Richard W Hadley an investor with innovative Eyewear, Inc. Presently I have been unable to find my code for free Eyewear. Please resend code to: had0309@gmail.com

**Harrison Gross** - Innovative Eyewear, Inc. a day ago
Hello, please check my email to that address on January 4, 2021 at 2:23:49 PM EST. I just bumped it up as well.

---

**Marcellus Stewart** 4 INVESTMENTS INVESTED a day ago
Hello I'm an investor and I can not find my email for the code. Can I get one sent to me?
ugotstew@hotmail.com
Thanks, Marcellus

**Harrison Gross** - Innovative Eyewear, Inc. a day ago
Ok will do!

---

**Edward J McBride** 8 INVESTMENTS INVESTED 2 days ago
Is it possible to add a beneficiary to my investments

**Harrison Gross** - Innovative Eyewear, Inc. a day ago
Hello Mr. McBride, thanks so much for your investment. Please reach out to Startengine at contact@startengine.com for more information about this.

---

**Henry Woods** 16 INVESTMENTS INVESTED 2 days ago
Hello Team,

I invested in Innovative Eyewear on two separate occasions, one has fully invested and the other has been sitting at funds approved for quite some time. The total is equal to $500.00. I was wondering how long this will take so I can receive the email with the coupon to submit my prescription to you for my pair of glasses? Please advise.

Thank you,

Henry O. Woods

**Edward J McBride** 8 INVESTMENTS INVESTED 2 days ago
I have not received a code for my free glasses. Who do I get in contact with. My email is emcbride6750@outlook.com

> **Harrison Gross** - Innovative Eyewear, Inc. 2 days ago
> Hello, we will reach out to you.

---

**Nelson Tirado** 8 INVESTMENTS INVESTED 2 days ago
Hi Team, I made my $500 investment back in July 2020, and have been waiting patiently for the email for my free pair of Lucyd Lyte Bluetooth designer glasses but still haven't received it. I noticed your update indicates that all should have received the email, so I have I looked through all my email including spam and nothing. Can someone if I have fallen through the cracks. Thank you... Nelson Tirado

> **Harrison Gross** - Innovative Eyewear, Inc. 2 days ago
> Hello Mr. Tirado, thanks for your investment. I will resend it to you. Please contact us through the Lucyd.co site.

---

**Dwayne Azari-Eze** SE OWNER 10 INVESTMENTS INVESTED 2 days ago
I got my order in for the Lyte Wayfarer Rx Transitions awaiting shipment confirmation.

> **Harrison Gross** - Innovative Eyewear, Inc. 2 days ago
> Great! Glad you got your code. Lytes will start shipping next week.

---

**Stephanie Schexnayder** 4 INVESTMENTS INVESTED 8 days ago
I'm not exactly sure how to watch this stock. I've invested in a lot of shares but don't know if it's growing or not.

> **Harrison Gross** - Innovative Eyewear, Inc. 6 days ago
> Hi Stephanie, we are a private corporation, not a public company. Most startups are not publicly traded.
>
> This is a long-term investment, the shares will not be tradable until we have a liquidity event, such as a merger or an IPO, or a private company exchange listing.
>
> If you have further questions about the company, feel free to contact us at info@lucyd.co. If you have questions about the mechanics of private company stock, please contact contact@startengine.com.
>
> Thank you and have a great new year!

---

SHOW MORE COMMENTS


**About**
Our Team
Equity Crowdfunding 101
Blog
Careers

**Companies**
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

**Investors**
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

**Legal/Contact**
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us



©2021 All Rights Reserved

   in

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Harrison Gross:
Hi, I'm Harrison Gross, CEO of Innovative Eyewear. Did you know that pedestrian injuries have risen by 60% in the last 10 years and that every seven minutes in the US, someone gets hit by a car? The major reason for this is that drivers and pedestrians alike are distracted by their smart phones. To help solve this problem, we're developing next generation Bluetooth glasses with the voice powered app called Vyrb. These beautiful prescription glasses look just like designer frames, but are packed with useful tech features like open ear audio and touch controls. Currently available Bluetooth glasses are either too bulky, too expensive, aren't typically available in prescription, or not comfortable enough to be your daily glasses. So we set out to make sleek and powerful frames that allow the wearer to stay connected to their phones safely, with flush Hi-Fi speakers and a new app that lets you post to social media with your voice.

Harrison Gross:
Our team has spent the last three years designing and delivering cutting edge smart eyewear, so we know what's needed to succeed in the market. More than 8 million pairs of prescription glasses are sold online each year in the US. We believe our incredible new Lucyd light smart glass, priced the same as regular glasses will create enormous consumer excitement and help to define the future of eyewear. Our Bluetooth glasses easily connect to your phone, PC, or smartwatch for audio, have a built in microphone for calls and voice messages, and provide instant access to voice assistants like Siri and Alexa. They're the first smart glasses that will be comfortable enough to wear all day and are available with any prescription lens, including transitions and progressives. We're planning to offer the very best of the fashion eyewear and headphones in one at a price you'll love, but there's more. As exciting as Lucyd light is by itself, we're taking it to another level with an app called Vyrb. Vyrb will expand on the power of your devices digital assistant by allowing you to listen, comments and post to social media with your voice.

Harrison Gross:
Join us on our mission to upgrade the world's eyewear by becoming a part of our crowdfund. We're truly building a remarkable product, and we'd love to have you in our community.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.